UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
5 January 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PlasmaTech Biopharmaceuticals, Inc.

File No. 1-15771 -- CF# 31613

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PlasmaTech Biopharmaceuticals, Inc. (formerly Access Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 24, 2014.

Based on representations by PlasmaTech Biopharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.30   through September 19, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary